Exhibit 12.1

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended September 30, 2005	Year Ended March 31, 2005	Nine Months Ended March 31, 2004	Years Ended June 30
(in thousands)				2003	2002	2001
Pretax income from continuing operations	$(107,521)	$27,714	$(24,440)	$35,316	$36,458	$33,555
Distributed income of equity investees	—	—	88	691	930	223
Fixed charges	57,656	57,549	35,532	51,630	51,612	57,023

Earnings	$(49,865)	$85,263	$11,180	$87,637	$89,000	$90,801
Interest	55,344	55,102	34,255	49,425	49,928	55,819
Amortization of charges and other	2,312	2,447	1,277	2,205	1,684	1,204

Fixed Charges	$57,656	$57,549	$35,532	$51,630	$51,612	$57,023
Ratio of Earnings to Fixed Charges	N/A	1.48	N/A	1.70	1.72	1.59
Fixed Charges in Excess of Earnings	$107,521	N/A	$24,352	N/A	N/A	N/A